Exhibit 99.1

YM BIOSCIENCES ANNOUNCES COLLABORATION WITH UNIVERSITY OF TORONTO FOCUSED
ON DEVELOPMENT OF NOVEL RADIONUCLIDE-CONJUGATED ANTIBODY MOLECULE
Collaboration utilizes antibodies selectively targeting cancer cells combined with nuclear delivery technology developed at University of Toronto

MISSISSAUGA, Canada- January 11, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM) today announced results of a collaboration with researchers at the University of Toronto for the development of highly potent antibody-radionuclide conjugates for use in the treatment of cancer. The approach has successfully concluded its first series of proof-of-principle experiments establishing promise for future development and application. The first antibody conjugate is nimotuzumab coupled to a radionuclide, indium-111, and a cell-nucleus delivery system developed in the laboratory of Dr. Raymond Reilly, Professor, Leslie Dan Faculty of Pharmacy at the University of Toronto.

“Nimotuzumab is ideal for conjugation to potent compounds with a high cytotoxic activity such as the radionuclide used in this initial experiment in which it is combined with a cell-nucleus delivery system, or targeted radiotherapy, because of nimotuzumab's demonstrated attribute of selecting for antigen over-expression," said David Allan, Chairman & CEO of YM BioSciences Inc. “This property of selectivity differentiates nimotuzumab from other EGFR-targeting monoclonal antibodies permitting it to carry toxic payloads without the collateral toxicity to normal cells that would occur with indiscriminate binding.”

“YM anticipates that the addition of a potent compound with a high cytotoxic activity to YM’s affinity-optimized IntelliMab™ HER2-targeting antibody analog, announced on December 10th, 2009, that avoids the demonstrated cardiac toxicity of Herceptin, would be a valuable addition to the armamentarium against breast cancer,” said Sean Thompson, Vice President, Corporate Development of YM and General Manager of the IntelliMab platform. “Since it is nimotuzumab’s apparently ideal affinity optimization that permits it to combine efficacy with minimal toxicity YM plans to follow these initial experiments with nimotuzumab with our IntelliMab HER 2-targeting antibody since it is expected to enjoy the same attributes as nimotuzumab in specifically targeting cancer cells and largely avoiding cardiac myocytes.”

“The prospect of safe and selective delivery of potent compounds with high cytotoxic activity, including radionuclides, to cancerous tissues via antibodies with improved attractive biodistribution properties is most compelling," said Dr. Reilly. “Administration of many anticancer toxins is challenging and requires efficient and selective targeting to address concerns with normal tissue toxicity. I anticipate that these results will be submitted for upcoming cancer research symposia.”

Preliminary experimental data with the nimotuzumab radionuclide conjugate demonstrates that the combination is active against cancer cells over-expressing EGFR, as is nimotuzumab alone, but with significantly improved potency due to the radiation emitted by the indium-111 conjugated toxin. “I look forward to generating additional data to build on these promising initial observations and expand our collaboration to new antibodies developed by YM’s IntelliMab platform,” noted Dr. Reilly.

YM’s IntelliMab technology is designed to generate novel antibodies that selectively target cancer cells and was developed from the same principle believed to cause nimotuzumab to selectively target cancer cells over-expressing EGFR while avoiding the lower density of EGF receptors found in normal tissue. This makes IntelliMab-generated antibodies promising for a number of targets as well as for conjugation to a range of highly potent toxins. These would include chemotherapies as well as radio-emitters for delivery to tumors with minimal off-tumor toxicity.

“This collaboration is an important example of the utility of antibodies with superior cancer targeting for delivery of toxic payloads selectively to cancer cells. We expect new antibodies generated by the IntelliMab™ platform to be excellent drug candidates as well as safe delivery vehicles for use with conjugation technologies such as those developed by Dr. Reilly. We look forward to collaborating with Dr. Reilly and others in conjugating IntelliMab antibodies to toxic payloads and taking these products forward into the clinic,” added Mr. Thompson.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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